December 2009 Pricing Sheet dated December 23, 2009 relating to Preliminary Pricing Supplement No. 252 dated December 4, 2009 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities

ELKS® Based Upon the Common Stock of JPMorgan Chase & Co. due June 29, 2010
Equity LinKed Securities (“ELKS®”)
PRICING TERMS – DECEMBER 23, 2009
Issuer:	Morgan Stanley
Aggregate principal amount:	$71,100,000
Stated principal amount:	$10 per ELKS
Issue price:	$10 per ELKS (see “Commissions and Issue Price” below)
Pricing date:	December 23, 2009
Original issue date:	December 29, 2009 (3 business days after the pricing date)
Maturity date:	June 29, 2010
Underlying equity:	JPMorgan Chase & Co. common stock
Underlying equity issuer:	JPMorgan Chase & Co.
Coupon:	8.00% per annum
Coupon payment dates:	Monthly, on the 29th of each month, beginning on January 29, 2010
Payment at maturity (per ELKS):	If at any time on any trading day from but excluding the pricing date to and including the valuation date:
•	the trading price has not decreased to or below the downside threshold price, then you will receive an amount in cash equal to $10 per ELKS; or
•
the trading price has decreased to or below the downside threshold price, then you will receive shares of JPMorgan Chase & Co. common stock in exchange for each ELKS in an amount equal to the equity ratio per ELKS. The value of those shares of common stock may be significantly less than the stated principal amount of the ELKS and may be zero.

Initial equity price:	$41.56, which is the closing price of one share of the underlying equity on the pricing date
Downside threshold price:	$31.17, which is 75% of the initial equity price
Equity ratio:	0.24062, which is $10 divided by the initial equity price, subject to adjustment for certain corporate events affecting the underlying equity issuer.
Valuation date:	June 24, 2010
Listing:	The ELKS will not be listed on any securities exchange.
CUSIP:	617484647
ISIN:	US6174846476
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Calculation agent:	MS & Co.
Commissions and Issue Price:	Price to Public(1)(2)	Agent’s Commissions(2)(3)	Proceeds to Issuer
Per ELKS	$10.00	$0.15	$9.85
Total	$71,100,000	$1,066,500	$70,033,500
(1)	Plus accrued coupon, if any, from the original issue date.
(2)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of ELKS purchased by that investor.  The lowest price payable by an investor is $9.95 per ELKS.  Please see the cover page of the accompanying preliminary pricing supplement for further details.

(3)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, Morgan Stanley & Co. Incorporated, a fixed sales commission of $0.15 for each ELKS they sell.  See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.  For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 252 dated December 4, 2009
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

THE ELKS ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.